SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1 TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Senior Secured Convertible Notes due 2033

(Title of Class of Securities)

918866 AK O

(CUSIP Number of Class of Securities)

918866104

(CUSIP Number of Underlying Common Stock)

Todd L. Wiseley, Esq.

Secretary

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Amy S. Leder, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$160,000,000	$6,288

*	Calculated solely for purposes of determining the filing fee. The purchase price for the Senior Secured Convertible Notes due 2033, as described herein, is $667.24 per $1,000 principal amount. As of April 23, 2008, there was $239,794,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $160,000,000. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,288	Filing party:	Valassis Communications, Inc.
Form or Registration No.:	SC TO-I/005-43256	Date filed:	April 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Valassis Communications, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission on April 23, 2008, with respect to the right of each holder (each, a “Holder”) of the Company’s Senior Secured Convertible Notes due 2033 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of May 22, 2003, between the Company and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 2, 2007 (as supplemented, the “Indenture” ), between the Company and the Trustee, the Notes, the Company Notice, dated April 23, 2008, and the related materials filed as exhibits to the Schedule TO (collectively, the “Put Option”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on Wednesday, May 21, 2008. The Company has been advised by The Bank of New York Trust Company, N.A., as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount at maturity of $239,674,000 (or approximately $159,920,000 net of discount) were validly tendered and not withdrawn for repurchase. The Company has accepted for repurchase all such Notes. The repurchase price of the Notes was equal to $667.24 per $1,000 principal amount at maturity of the Notes. Accordingly, the aggregate purchase price for all of the Notes validly tendered for repurchase was approximately $159,920,000. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent to distribute to the Holders. Following the Put Option, an aggregate principal amount at maturity of $120,000 (or approximately $80,000 net of discount) of the Notes remain outstanding.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of the Senior Secured Convertible Notes due 2033 issued by Valassis Communications, Inc., dated April 23, 2008. *

(a)(5)(A)	Press Release issued by Valassis Communications, Inc. on April 23, 2008 (incorporated by reference to Exhibit 99.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on April 23, 2008).

(a)(5)(B)	Press Release issued by Valassis Communications, Inc. on May 23, 2008 (incorporated by reference to Exhibit 99.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on May 23, 2008).

(b)(1)	Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(b)(2)	Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(d)(1)	Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis’ Registration Statement on Form S-3 (SEC File No. 333-107787) filed on August 8, 2003).

d(2)	First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Robert L. Recchia
Name:	Robert L. Recchia
Title:	Executive Vice President and Chief Financial Officer

Date: May 23, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of the Senior Secured Convertible Notes due 2033 issued by Valassis Communications, Inc., dated April 23, 2008. *

(a)(5)(A)	Press Release issued by Valassis Communications, Inc. on April 23, 2008 (incorporated by reference to Exhibit 99.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on April 23, 2008).

(a)(5)(B)	Press Release issued by Valassis Communications, Inc. on May 23, 2008 (incorporated by reference to Exhibit 99.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on May 23, 2008).

(b)(1)	Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(b)(2)	Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(d)(1)	Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis’ Registration Statement on Form S-3 (SEC File No. 333-107787) filed on August 8, 2003).

d(2)	First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis’ Current Report on Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(g)	None.

(h)	None.

*	Previously filed.